Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 170-A-II dated September 15, 2009	Term Sheet to Product Supplement No. 170-A-II Registration Statement No. 333-155535 Dated March 16, 2010; Rule 433

Structured Investments	$ Market Plus Notes Linked to the S&P GSCITM Excess Return due March 31, 2011

General

  The notes are designed for investors who seek to participate in the appreciation of the S&P GSCITM Excess Return from and including the pricing date to and including the Observation Date and who anticipate that the Index Closing Level will not decline, as compared to the Strike Level, by 20% or more on any trading day during the Monitoring Period. Investors should be willing to forgo interest payments and, if the Index Closing Level declines, as compared to the Strike Level, by 20% or more on any trading day during the Monitoring Period, be willing to lose some or all of their principal. If the Index Closing Level does not decline, as compared to the Strike Level, by 20% or more on any trading day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 5.00% and (b) the Underlying Return, subject to the Maximum Return of at least 13.00%* at maturity.
  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 31, 2011†.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about March 19, 2010†† and are expected to settle on or about March 24, 2010.

Key Terms

Index:

S&P GSCITM Excess Return (the “Index”). The value of the S&P GSCITM Excess Return is published each trading day under the Bloomberg ticker symbol “SPGCCIP”. For more information on the Index, please see “Selected Purchase Considerations — Return Linked to the S&P GSCITM Excess Return” in this term sheet.

Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Underlying Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Level has declined from the Strike Level.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Underlying Return, subject to the Maximum Return. For additional clarification, please see “What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this term sheet.

Maximum Return:

At least 13.00%. For example, if the Underlying Return is greater than or equal to 13.00%, you will receive the Maximum Return of 13.00%*, which entitles you to a maximum payment at maturity of $1,130* for every $1,000 principal amount note that you hold.

* The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 13.00% and $1,130 per $1,000 principal amount note, respectively.
Contingent Minimum Return:	5.00%, subject to the credit risk of JPMorgan Chase & Co.
Knock-Out Event:

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index Closing Level has declined, as compared to the Strike Level, by a percentage equal to or greater than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	20%
Monitoring Period:	The period from and including the pricing date to and including the Observation Date.
Underlying Return:	Ending Level – Strike Level Strike Level
Strike Level:

An Index level to be determined on the pricing date in the sole discretion of the calculation agent. The Strike Level may or may not be the regular official weekday closing level of the Index on the pricing date. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

Ending Level:	The Index Closing Level on the Observation Date.
Observation Date:	March 28, 2011†
Maturity Date:	March 31, 2011†
CUSIP:	48124AKN6
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 170-A-II or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 170-A-II and in “Supplemental Terms of the Notes” and “Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes” in this term sheet.

††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Capital Gains Tax Treatment.”

Investing in the Market Plus Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 170-A-II and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The estimated cost of hedging includes the projected profits, which in no event will exceed $10.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risk inherent in hedging our obligations under the notes. For additional related information, please see “Use of Proceeds” beginning on page PS-31 of the accompanying product supplement no. 170-A-II.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities, Inc., which we refer to as JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 16, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 170-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 170-A-II dated September 15, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 170-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 170-A-II dated September 15, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003574/e36512_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement no. 170-A-II, for purposes of these notes, the definition of “commodity hedging disruption event” shall mean:

“(a) due to (i) the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or (ii) the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the U.S. Commodities Futures Trading Commission or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary (or upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for us to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates’ (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge our obligations under the notes (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) (“hedge positions”), including (without limitation) if such hedge positions (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the note calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the note calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).”

JPMorgan Structured Investments — Market Plus Notes Linked to the S&P GSCI™ Excess Return	TS-1

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical return at maturity on the notes. The “return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical returns set forth below assume a Strike Level of 425 and a Maximum Return of 13.00% and reflect the Contingent Minimum Return of 5.00%. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Return on the Notes
Ending Level	Underlying Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)

765.000	80.00%	13.00%	13.00%
701.250	65.00%	13.00%	13.00%
637.500	50.00%	13.00%	13.00%
595.000	40.00%	13.00%	13.00%
552.500	30.00%	13.00%	13.00%
510.000	20.00%	13.00%	13.00%
488.750	15.00%	13.00%	13.00%
480.250	13.00%	13.00%	13.00%
467.500	10.00%	10.00%	10.00%
456.875	7.50%	7.50%	7.50%
446.250	5.00%	5.00%	5.00%
435.625	2.50%	5.00%	2.50%
425.000	0.00%	5.00%	0.00%
403.750	-5.00%	5.00%	-5.00%
382.500	-10.00%	5.00%	-10.00%
361.250	-15.00%	5.00%	-15.00%
344.250	-19.00%	5.00%	-19.00%
340.000	-20.00%	N/A	-20.00%
318.750	-25.00%	N/A	-25.00%
297.500	-30.00%	N/A	-30.00%
255.000	-40.00%	N/A	-40.00%
212.500	-50.00%	N/A	-50.00%
170.000	-60.00%	N/A	-60.00%
127.500	-70.00%	N/A	-70.00%
85.000	-80.00%	N/A	-80.00%
42.500	-90.00%	N/A	-90.00%
0.000	-100.00%	N/A	-100.00%

(1) The Index Closing Level has not declined, as compared to the Strike Level, by 20% or more on any trading day during the Monitoring Period.

(2) The Index Closing Level has declined, as compared to the Strike Level, by 20% or more on any trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Index increases from the Strike Level of 425 to an Ending Level of 435.625. Because a Knock-Out Event has not occurred and the Underlying Return of 2.50% is less than the Contingent Minimum Return of 5.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the level of the Index decreases from the Strike Level of 425 to an Ending Level of 361.25. Because a Knock-Out Event has not occurred and the Underlying Return of -15% is less than the Contingent Minimum Return of 5.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the level of the Index increases from the Strike Level of 425 to an Ending Level of 456.875. Because a Knock-Out Event has not occurred and the Underlying Return of 7.50% is greater than the Contingent Minimum Return of 5.00% but less than the Maximum Return of 13.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 7.50%) = $1,075

JPMorgan Structured Investments — Market Plus Notes Linked to the S&P GSCI™ Excess Return	TS-2

Example 4: A Knock-Out Event has not occurred, and the level of the Index increases from the Strike Level of 425 to an Ending Level of 595. Because the Underlying Return of 40% is greater than the Maximum Return of 13.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,130 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: A Knock-Out Event has occurred, and the level of the Index decreases from the Strike Level of 425 to an Ending Level of 382.50. Because a Knock-Out Event has occurred and the Underlying Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -10%) = $900

Example 6: A Knock-Out Event has occurred, and the level of the Index increases from the Strike Level of 425 to an Ending Level of 456.875. Because a Knock-Out Event has occurred and the Underlying Return is 7.50%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 7.50%) = $1,075

Example 7: A Knock-Out Event has occurred, and the level of the Index increases from the Strike Level of 425 to an Ending Level of 595. Because the Underlying Return of 40% is greater than the Maximum Return of 13.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,130 per $1,000 principal amount note, the maximum payment on the notes.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Index at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 5.00% on the notes, or a minimum payment at maturity of $1,050 for every $1,000 principal amount note, subject to the Maximum Return of at least 13.00% and the credit risk of JPMorgan Chase & Co. Even if a Knock-Out Event has occurred, if the Ending Level is greater than the Strike Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Underlying Return, subject to the Maximum Return of at least 13.00%. The maximum payment at maturity is at least $1,130 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred. The actual Maximum Return will be set on the pricing date and will not be less than 13.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO THE S&P GSCITM EXCESS Return — The return on the notes is linked solely to the S&P GSCITM Excess Return, the excess return version of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor’s, a division of the McGraw-Hill Companies. The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Excess Return is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. See “The GSCI Indices” in the accompanying product supplement no. 170-A-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 170-A-II. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell LLP, that it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 170-A-II and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMorgan Structured Investments — Market Plus Notes Linked to the S&P GSCI™ Excess Return	TS-3

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 170-A-II dated September 15, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Underlying Return is positive or negative. If the Index Closing Level has declined, as compared to the Strike Level, by the Knock-Out Buffer Amount of 20% or more on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 20% will terminate. Under these circumstances, you could lose some or all of your principal.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 5.00% MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the Index Closing Level on any trading day during the Monitoring Period declines from the Strike Level by the Knock-Out Buffer Amount of 20% or more, you will not be entitled to receive the Contingent Minimum Return of 5.00% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Level is greater than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the level of the Index, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 13.00%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the Index Closing Level on any trading day during the Monitoring Period declines from the Strike Level by the Knock-Out Buffer Amount of 20% or more, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Level is less than the Strike Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Level as compared to the Strike Level. You will be subject to this potential loss of principal even if the level of the Index subsequently increases such that the Index Closing Level is less than the Strike Level by less than the Knock-Out Buffer Amount of 20%, or is equal to or greater than the Strike Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX — Market prices of the commodity futures contracts underlying the Index tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the level of the Index, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

JPMorgan Structured Investments — Market Plus Notes Linked to the S&P GSCI™ Excess Return	TS-4

  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. The Commodity Futures Trading Commission has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. We or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 170-A-II and “Supplemental Terms of the Notes” in this term sheet for more information.
  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held the commodity contracts underlying the Index. The Index is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts.
  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY AFFECT ADVERSELY THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a trading day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could affect adversely the level of the Index and, therefore, the value of your notes.
  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times and there can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the Index. The presence of contango in the commodity markets (i.e., where the prices for the relevant futures contracts are higher in the distant delivery months than in nearby delivery months) could result in negative “roll yields,” which could adversely affect the value of the Index and thus the value of notes linked to the Index.
  THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index. An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts comprising such index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

JPMorgan Structured Investments — Market Plus Notes Linked to the S&P GSCI™ Excess Return	TS-5

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index and the underlying futures contracts;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the market price of the physical commodities upon which the futures contracts underlying the Index are based;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell LLP, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The following graph sets forth the historical performance of the S&P GSCI™ Excess Return based on the weekly historical Index closing level from January 7, 2005 through March 12, 2010. The Index closing level on March 15, 2010 was 425.5568. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-69 of the accompanying product supplement no. 170-A-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Market Plus Notes Linked to the S&P GSCI™ Excess Return	TS-6